Exhibit 4.3
DESCRIPTION OF SECURITIES
The following description is based on relevant portions of the Delaware Limited Liability Company Act (the “Delaware Act”) and of our Second Amended and Restated Limited Liability Company Agreement (as amended, the “LLC Agreement”). This summary is not necessarily complete, and we refer you to the Delaware Act and our LLC Agreement for a more detailed description of the provisions summarized below. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Annual Report on Form 10-K to which this Description of Securities is attached as an exhibit.
General
Under the terms of our LLC Agreement, we are authorized to issue an unlimited number of our units of limited liability company interests (the “Shares”). There is currently no market for our Shares, and we can offer no assurances that a market for our Shares will develop in the future. We do not intend for the Shares offered pursuant to our private offering (the “Private Offering”) to be listed on any national securities exchange. There are no outstanding options or warrants to purchase our Shares, and no Shares have been authorized for issuance under any equity compensation plans.
Description of our Shares
We are offering our Shares on a continuous basis in the Private Offering pursuant to the terms set forth in subscription agreements that we enter into with investors and in the private placement memorandum distributed to investors. Investors will enter into capital commitment arrangements (each, a “Capital Commitment”) with us to purchase Shares, pursuant to which investors will be required to fund drawdowns to purchase Shares up to the amount of their respective Capital Commitment each time we deliver a drawdown notice (a “Capital Call”). Such notice will be delivered at least 10 days prior to the subsequent funding date. The purchase price of the Shares for each Capital Call will be set at a per-share price that is at least equal to the net asset value (“NAV”) per share for the quarter in which capital is called, subject to the limitations under Section 23 of the Investment Company Act of 1940, as amended (the “1940 Act”).
With respect to any Capital Call, holders of Capital Commitments who entered into a Subscription Agreement with us earliest will be first required to purchase our Shares. All Capital Commitments from the earliest investor(s) must be called in totality before Capital Commitments from later subscribing investors is called. For purposes of determining which investors’ Capital Commitments will be subject to a Capital Call, all investors who entered into Subscription Agreements during a given quarter will be treated as if such investors subscribed at the same time, and will be considered as part of the same “tranche.” Investors must submit a Subscription Agreement within 15 days of the end of the applicable quarter to fall within that quarter’s tranche for purposes of any of Capital Calls, unless such deadline is waived. All Capital Commitments from the same quarterly tranche must be called before capital is called from investors in the following quarterly tranche. When calling capital from investors within the same quarterly tranche, capital will be called on a pro-rata basis.
Capital Commitments will be binding for two years after the date on which an investor enters into a Subscription Agreement (in each case, the “Commitment Period”). After the Commitment Period, each investor will have the option to maintain all or a partial amount of their Capital Commitment, and as a result would maintain their earlier position in the Capital Call structure such that their Capital Commitment would be drawn earlier than later subscribing investors.
As of the date hereof, we have one class of securities registered under Section 12 of the Exchange Act. The Private Offering does not currently include an offering of any preferred Shares. Our Board of Directors (the “Board”) may authorize us to issue one class of preferred Shares having such relative rights, powers and duties as may be established by the Board, subject to the requirements of the 1940 Act.
Shareholders are entitled to one vote for each Share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Shareholders are entitled to receive proportionately any distributions declared by the Board. Shareholders have no redemption or preemptive rights. The rights, preferences and privileges of shareholders are subject to the rights of the holders of any preferred Shares that the Board may designate and cause us to issue in the future.

In the event of our liquidation, dissolution or winding up, each of our shareholders would be entitled to share pro rata in our net assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred Shares, if any preferred Shares are outstanding at such time.
Transfer and Resale Restrictions
Shareholders may not sell, offer for sale, assign, transfer, pledge, hypothecate or otherwise dispose of Shares unless the transferee receives the consent of our investment adviser and the transfer is otherwise made in accordance with applicable securities laws. No transfer will be effectuated except by registration of the transfer on our books. Each transferee must agree to be bound by the restrictions set forth in the LLC Agreement and all other obligations as an investor in the Company.
The Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), the securities laws of any other state or the securities laws of any other jurisdiction. Our Shares will be offered and sold (i) in the United States under the exemption provided by Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder and other exemptions of similar import in the laws of the states and jurisdictions where the offering will be made, and (ii) outside of the United States in accordance with Regulation S of the Securities Act. Our Shares constitute “restricted securities” under the Securities Act and as such are subject to certain restrictions on transferability.
Limited Liability of the Members
By executing the Subscription Agreement, each investor is agreeing to be admitted as a member of the Company and to be bound by the terms of LLC Agreement. No shareholder, in its capacity as such, will be liable for any of our debts, liabilities or obligations except as provided in our LLC Agreement and to the extent otherwise required by law.
Delaware Law and Certain Limited Liability Company Agreement Provisions
Organization and Duration
We are a Delaware limited liability company initially formed as “Crestline Lending Solutions Ramp, LLC” on June 18, 2024. We changed our name to “Crestline Lending Solutions, LLC” on April 14, 2025, and elected to be regulated as a business development company under the 1940 Act on September 2, 2025. We will remain in existence until dissolved in accordance with our LLC Agreement or pursuant to Delaware law.
Purpose
Under the LLC Agreement, we are permitted to engage in any business activity that lawfully may be conducted by a limited liability company organized under Delaware law and, in connection therewith, to exercise all of the rights and powers conferred upon it pursuant to the agreements relating to such business activity.
Agreement to be Bound by the LLC Agreement; Power of Attorney
By executing the Subscription Agreement, each investor accepted by the Company is agreeing to be admitted as a member of the Company and bound by the terms of the LLC Agreement. Pursuant to the LLC Agreement, each shareholder grants to certain of our officers a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution in the state of Delaware or any other jurisdiction in which we conduct business.
Resignation and Removal of Directors; Procedures for Vacancies
Any director may resign at any time by submitting his or her written resignation to the Board or Corporate Secretary of the Company. Such resignation will take effect at the time of its receipt unless another time is fixed in the resignation, in which case it will become effective at the time so fixed. Any or all of the directors may be removed only for cause and only by the affirmative vote of at least 66 2/3% of the voting power of the issued and outstanding Shares entitled to vote thereon, voting together as a single class.

Subject to the applicable requirements of the 1940 Act, including Section 16(b) thereunder, newly created directorships resulting from any increase in the authorized number of directors or any vacancies on the Board resulting from death, resignation, disqualification, removal from office or any other cause shall, unless otherwise required by law or provided by resolution of the Board, be filled only by majority vote of the directors then in office, even if less than a quorum is then in office, or by the sole remaining director, and shall not be filled by shareholders. Directors so chosen to fill a newly created directorship or other vacancies shall serve until such director’s successor has been duly elected and qualified or until his or her earlier death, resignation or removal as provided in the LLC Agreement.
Action by Shareholders
Under the LLC Agreement, shareholder action can be taken only at a meeting of shareholders or by written consent in lieu of a meeting by shareholders representing at least the number of Shares required to approve the matter in question.
Only the Board, the Chair of the Board, our Chief Executive Officer, or the holders of a majority of our Shares may call a meeting of shareholders. Only the business specified in the notice of the meeting (or a supplement thereto) may be conducted at a meeting of shareholders.
Amendment of the LLC Agreement; No Approval by Shareholders
Except as otherwise provided in the LLC Agreement, the terms and provisions of the LLC Agreement may be amended with the consent of the Board (which term includes any waiver, modification, or deletion of the LLC Agreement), together with the prior written consent of a majority-in-interest of shareholders. Notwithstanding the foregoing, certain amendments, as set forth in the LLC Agreement, may be made with the consent of the Board without the need to seek the consent of shareholders, subject to certain conditions.
Merger, Sale or Other Disposition of Assets
Subject to any restrictions of the 1940 Act and applicable law, the Board may, without the approval of our shareholders, cause us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or series of transactions, or approve on our behalf, the sale, exchange or disposition of all or substantially all of our assets, merge, convert, consolidate or conduct an exchange of our Shares with or into any other person or company, or approve on our behalf any of the foregoing transactions. The Board may also cause the sale of all of substantially all of our assets under foreclosure or other realization without the prior approval of our shareholders. Shareholders are not entitled to dissenters’ rights of appraisal under the LLC Agreement or applicable Delaware law in the event of a merger or consolidation, a sale of all or substantially all of our assets or any other similar transaction or event.
Submission to Jurisdiction; Waiver of Jury Trial
Pursuant to the LLC Agreement, each shareholder accepts the non-exclusive jurisdiction of courts of the State of Delaware. Furthermore, each shareholder, by agreeing to be bound by the terms of the LLC Agreement, waives its right to a trial by jury to the fullest extent permitted by law in any claim or cause of action directly or indirectly based upon or arising out of the LLC Agreement.
Conflict with the 1940 Act
Our LLC Agreement provides that, if and to the extent that any provision of Delaware law or any provision of our LLC Agreement conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.
Books and Reports
We are required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes in accordance with U.S. GAAP. For financial reporting purposes, our fiscal year is a calendar year ending December 31.